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                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                                NETSTAKES, INC.

                  NETSTAKES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

                  By unanimous written consent, in accordance with Sections 228 and 141(f) of the General Corporation Law of the State of Delaware, the stockholders and directors of the Corporation have duly adopted, in accordance with the provisions of Section 242 of the said General Corporation Law of the State of Delaware, an amendment to the Certificate of Incorporation of the Corporation whereby Article IV thereof is changed so that, as amended, said Article shall be and read as follows:

         "The total number of shares of stock which the corporation shall have authority to issue is 10,000,000 shares of Common Stock, with a par value of $.01 per share.

         Each one (1) share of Common Stock of the Corporation issued and outstanding immediately prior to the close of business on January 23, 1998, that being the time when the amendment of this Article IV of the Certificate of Incorporation shall have become effective, shall be increased and changed and converted into one thousand one hundred and seventy six (1176) fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Corporation."

                  IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed and the corporate seal to be hereunto affixed as of the 23rd day of February, 1998.


                                           By: /s/ Steven H. Krein
                                               ---------------------------------
                                               Steven H. Krein, President